UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

CANNAE HOLDINGS, INC
(Name of Registrant as Specified In Its Charter)

CARRONADE CAPITAL MASTER, LP

CARRONADE CAPITAL GP, LLC

CARRONADE CAPITAL MANAGEMENT, LP

CARRONADE CAPITAL MANAGEMENT GP, LLC

DAN GROPPER

MONA ABOELNAGA

BENJAMIN C. DUSTER, IV

DENNIS A. PRIETO

CHÉRIE L. SCHAIBLE

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 24, 2025

CARRONADE CAPITAL MASTER, LP

_____________, 2025

Dear Fellow Cannae Shareholders:

Carronade Capital Master, LP (together with its affiliates, “Carronade Capital” or “we”) and the other participants in this solicitation are the beneficial owners of an aggregate of approximately 3.2 million shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cannae Holdings, Inc., a Nevada corporation (“Cannae” or the “Company”), making us one of the Company’s largest shareholders. For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being managed and overseen in a manner consistent with your best interests. Accordingly, we have nominated a slate of highly qualified director candidates for election to the Board at the Company’s upcoming 2025 Annual Meeting of Shareholders (the “Annual Meeting”).

We invested in Cannae because we strongly believe that there is a significant opportunity for value creation. Despite the Company’s valuable collection of assets, the Company has suffered from prolonged share price underperformance, a persistent valuation discount, poor corporate governance practices and ineffective Board oversight. We believe that meaningful change is required on the Board in order to establish accountability to shareholders and unlock the Company’s trapped potential. To that end, we invested significant time and resources to recruit a highly qualified slate of independent and experienced nominees that we believe, if elected, would bring the right skill sets and fresh perspectives to the Board, as well as the shared objective of enhancing value for the benefit of all Cannae shareholders.

We are therefore seeking your support at the Annual Meeting to elect our four (4) experienced candidates - Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Chérie L. Schaible - who collectively possess deep expertise in corporate governance, financial and legal oversight, investment management, restructuring and capital allocation. If elected, these individuals will collaborate with their fellow Cannae directors to seize the opportunity to regain credibility with investors and help put Cannae on the path to realizing the full value of the Company’s assets.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD universal proxy card today. The attached Proxy Statement and the enclosed GOLD universal proxy card are first being sent to the shareholders on or about [●], 2025.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, marking your vote and returning a later dated GOLD universal proxy card or by voting at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

CARRONADE CAPITAL MASTER, LP

By: Carronade Capital GP, LLC, its general partner

/s/ Dan Gropper

By: Dan Gropper, Managing Member

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If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital’s proxy materials, please contact Okapi Partners LLC at the phone numbers or email address listed below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 208-8903

E-mail: info@okapipartners.com

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED OCTOBER 24, 2025

2025 ANNUAL MEETING OF SHAREHOLDERS
OF
CANNAE HOLDINGS, INC.
_________________________

PROXY STATEMENT
OF
CARRONADE CAPITAL MASTER, LP
_________________________

PLEASE VOTE ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Carronade Capital Master, LP (“Carronade”), Carronade Capital GP, LLC (“Carronade GP”), Carronade Capital Management, LP (“Carronade Management”), Carronade Capital Management GP, LLC (“Carronade Management GP”) and Dan Gropper (collectively, “Carronade Capital” or “we”) are significant investors in Cannae Holdings, Inc., a Nevada corporation (“CNNE,” “Cannae” or the “Company”), beneficially owning an aggregate of 3,197,867 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company. We believe meaningful change to the composition of the Company’s Board of Directors (the “Board”) is required to ensure that the Company is being run in a manner consistent with shareholders’ best interests. Accordingly, we have nominated four (4) highly qualified, independent director nominees for election at the Company’s 2025 Annual Meeting of Shareholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). The Annual Meeting is scheduled to be held virtually via live webcast at www.cesonlineservices.com/cnne25_vm on December 12, 2025, at such time to be determined by the Company.1 This Proxy Statement and the enclosed GOLD universal proxy card are first being furnished to shareholders on or about [•], 2025.

At the Annual Meeting, shareholders will have an opportunity:

1.

To elect Carronade Capital’s four (4) director nominees, Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Chérie L. Schaible (each, a “Carronade Nominee” and, together, the “Carronade Nominees”), each to serve for a three-year term ending at the Company’s 2028 Annual Meeting of Shareholders (the “2028 Annual Meeting”);

2.	To approve, on an advisory (non-binding) basis, the 2024 compensation paid to the Company’s named executive officers (“say-on-pay”);

1 As of the date of this Proxy Statement, the Company’s definitive proxy statement for the Annual Meeting has not yet been filed with the Securities and Exchange Commission (the “SEC”). Accordingly, we have omitted certain information from this Proxy Statement that is not yet publicly available, including, without limitation, the time of the Annual Meeting, the record date for the Annual Meeting and the number of shares outstanding as of such record date, which we expect to be included in the Company’s definitive proxy statement. Once the Company publicly discloses this information, Carronade intends to supplement this Proxy Statement to disclose such information, make any other necessary updates and file such supplemental materials with the SEC.

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3.	To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year;
4.	To approve an amendment and restatement of the Company’s Articles of Incorporation (the “Charter”) to declassify the Board (the “Declassification Proposal”);
5.	If properly presented at the Annual Meeting, to consider and act on a shareholder proposal to engage an investment banker (the “Shareholder Investment Banker Proposal”); and
6.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponements thereof.

The Company has disclosed that the Annual Meeting will be held virtually. For further information on how to attend and vote virtually at the Annual Meeting and by proxy, please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

The Company has a classified Board, which is currently divided into three (3) classes. We believe the terms of four (4) Class II directors expire at the Annual Meeting. Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect our four (4) Carronade Nominees. Carronade Capital and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to four (4) nominees on Carronade’s enclosed GOLD universal proxy card. Shareholders are permitted to vote for less than four (4) nominees or for any combination (up to four (4) total) of the Carronade Nominees and the Company’s nominees on the enclosed GOLD universal proxy card. Although shareholders can vote for up to four (4) nominees on either Carronade’s or the Company’s universal proxy card, we believe the best opportunity for all of the Carronade Nominees to be elected is by voting on the GOLD universal proxy card. This is because, according to the Company, if you do not specify how to vote your shares with respect to the election of directors on the Company’s white universal proxy card, the proxies named therein will vote such shares “for” the Company’s four (4) director nominees, each of whom currently serve on the Board (and not in favor of the four (4) Carronade Nominees). In addition, voting on the GOLD universal proxy card enables our proxy solicitor, Okapi Partners LLC (“Okapi Partners”), to more accurately track the votes that have been cast by shareholders with respect to the election of directors and therefore assists in our ongoing solicitation efforts for the election of the Carronade Nominees. Carronade Capital therefore urges shareholders using our GOLD universal proxy card to vote “FOR” all of the Carronade Nominees. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Carronade Nominees will have the legal effect of replacing four (4) incumbent directors. If elected, the Carronade Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position the Company to enhance shareholder value. However, the Carronade Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to do so. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Carronade Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

IF YOU MARK FEWER THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) CARRONADE NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

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The Company has not yet publicly disclosed the record date for determining shareholders entitled to notice of and to vote at the virtual Annual Meeting (the “Record Date”) or the number of shares of Common Stock outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission (the “SEC”).

Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, Cannae has one class of voting Common Stock, which has one vote per share. The mailing address of the principal executive offices of the Company is 1701 Village Center Circle, Las Vegas, Nevada 89134.

As of the date hereof, Carronade Capital and the other participants in this solicitation collectively beneficially own an aggregate of 3,203,435.329 shares of Common Stock (the “Carronade Group Shares”), and intend to vote all such shares “FOR” the Carronade Nominees, “AGAINST” the Company’s advisory proposal to approve the compensation paid to the Company’s named executive officers, “FOR” the Company’s proposal to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm, “FOR” the Declassification Proposal, and “FOR” the Shareholder Investment Banker Proposal.

THIS SOLICITATION IS BEING MADE BY CARRONADE CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH CARRONADE CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CARRONADE CAPITAL URGES YOU TO VOTE FOR ITS NOMINEES BY SIGNING, DATING AND RETURNING THE GOLD UNIVERSAL PROXY CARD TODAY.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

This Proxy Statement and our GOLD universal proxy card are available at

www.[•].com

______________________________

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IMPORTANT

Your vote is important, no matter how many or few shares of Common Stock you own. We urge you to vote “FOR” the election of the Carronade Nominees and in accordance with Carronade Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by signing, dating, and returning the enclosed GOLD universal proxy card today.

•

If your shares of Common Stock are registered in your own name, please vote (i) through the Internet by following the instructions on the enclosed GOLD universal proxy card; (ii) by telephone from the United States by calling the number specified on the enclosed GOLD universal proxy card; or (iii) by signing and dating the enclosed GOLD universal proxy card and returning it to Carronade Capital, c/o Okapi Partners LLC, in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, in order to vote your shares in person virtually at the Annual Meeting you may need to obtain a legal proxy from the broker or bank giving you the right to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As Carronade Capital is using a “universal” proxy card containing the Carronade Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Carronade Capital strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Company. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

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If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 208-8903

E-mail: info@okapipartners.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•

On December 19, 2024, Carronade Capital sent an email to William Foley, then Chairman, Chief Executive Officer and Chief Investment Officer of the Company, and Michael Gravelle, Executive Vice President, Corporate Secretary and General Counsel of the Company, attaching a private letter from Carronade Capital to the Board, dated December 19, 2024. In the letter, Carronade Capital outlined its significant investment in the Company and perspectives on improving performance and notified the Board that it would be submitting a formal notice under separate cover nominating four (4) independent directors for election at the Annual Meeting. Carronade Capital also expressed its preference to work collaboratively with the Board and requested to arrange a follow up meeting over the next several weeks in the hopes of reaching a constructive resolution. Specifically, Carronade Capital noted the following in its letter: “We are interested in working with the Company privately and constructively to address these issues and assist in positioning the Company towards growth going forward. We believe that by adding new and experienced independent directors, the Company will be able to lay the foundation needed to re-build investor confidence and enhance shareholder value. We hope to engage with you over the coming weeks with the aim of finding a way to work together toward a common goal of value creation.” Carronade Capital also requested to arrange a follow-up meeting over the coming weeks.

Carronade Capital further explained in the letter that in order to preserve its rights as a shareholder ahead of the Company’s early December 27, 2024 nomination deadline, it would be submitting a formal notice under separate cover to privately nominate four (4) independent directors for election at the Annual Meeting. Carronade Capital emphasized that while the nomination was required under the Company’s Bylaws (the “Bylaws”), it was hopeful that the letter would “serve as a starting point for further positive discussions…with the goal of reaching a constructive agreement” and that it was Carronade Capital’s “intention to keep our nomination private at this time so that we can continue discussions regarding the Company’s strategy with the goal of reaching a constructive agreement.”

•

To that end, later on December 19, 2024, Carronade Capital delivered a letter to the Company, in accordance with the Bylaws, nominating the Carronade Nominees for election to the Board at the Annual Meeting (the “Initial Nomination Notice”).

•	On December 20, 2024, Mr. Gravelle confirmed receipt of the Initial Nomination Notice and private letter to the Board and requested that all further communications be directed to him.
•

On January 21, 2025, after a month of no contact by the Company, Carronade Capital sent a follow-up email to Mr. Foley and Mr. Gravelle stating it wanted to work privately and constructively with Cannae and requesting an in-person meeting with Mr. Foley and any other members of the Board. Carronade Capital further indicated that it was prepared to travel to meet at a place and time convenient for the Company between February 1, 2025 and February 21, 2025.

•

On January 21, 2025, Carronade Capital received an email from Mr. Foley noting that he will be in Hawaii during that time period, so the meeting would need to be handled by Mr. Gravelle, Peter Sadowski, Executive Vice President, Chief Legal Officer of the Company, and Ryan Caswell, then President of the Company.

•	On January 23, 2025, Carronade Capital received an email from Mr. Gravelle suggesting that, as a first step, representatives of Carronade Capital should meet via a Teams call with Mr. Caswell and Bryan Coy, Chief Financial Officer of the Company.
•

On January 31, 2025, Carronade Capital spoke with Mr. Caswell and Mr. Coy. On the call, Carronade Capital reiterated its interest in working collaboratively with the Company and requested an in-person meeting with Mr. Foley and any members of the Board to discuss its perspectives and suggestions for improving performance.

•	On February 18, 2025, Mr. Gravelle emailed Carronade Capital offering a call with Mr. Foley and Mr. Caswell.
•	On February 19, 2025, Carronade Capital responded to Mr. Gravelle’s email reiterating its belief that an in-person meeting would be most effective in progressing our dialogue in an efficient and collaborative manner.
•	On February 20, 2025, Mr. Gravelle responded to Carronade Capital’s email that the Company did not believe an in-person meeting was necessary.
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•	On February 25, 2025, Carronade Capital had a call with Mr. Foley and Mr. Caswell. On the call, Carronade Capital shared a presentation outlining Carronade Capital’s views on the reasons for Cannae’s underperformance and steps Carronade Capital believes the Company should take to achieve its value-creation potential, which are discussed in further detail in the “Reasons for the Solicitation” section of this Proxy Statement. In doing so, Carronade Capital expressed its general support for the Company’s stated strategy lever of returning a significant amount of capital back to shareholders from the exit of the Company’s investments in public equities. In order to increase accountability for the needed transformation at Cannae, Carronade Capital emphasized the need to enhance governance oversight by adding new independent directors to the Board. Mr. Foley suggested Cannae would be open to appointing one mutually agreed director candidate. Carronade Capital requested Mr. Foley and Mr. Caswell to provide feedback on their discussions by March 7, 2025.
•	On March 5, 2025 Carronade Capital emailed Mr. Foley, Mr. Caswell and Mr. Gravelle requesting that a call be scheduled by March 7, 2025.
•	On March 10, 2025, Carronade Capital had a call with Mr. Caswell to discuss Cannae’s feedback on Carronade Capital’s February 25 presentation. During the call, Mr. Caswell suggested that the Company had made a lot of changes in the past year that will be reflected in the stock price and offered limited engagement on a more robust capital return framework or governance improvements.
•	On March 12, 2025, Carronade Capital had a call with Mr. Caswell to discuss its views on the critical drivers of value to collapsing the net asset value (“NAV”) discount and on the importance of returning significant capital to shareholders. During the call, Mr. Caswell proposed refreshing the Board by adding one mutually agreed upon director. Carronade Capital articulated that, following such discussion, it believes that more significant Board changes are needed at Cannae.
•

On March 13, 2025, Carronade Capital had a call with Mr. Caswell to further discuss its views on the necessary changes it believes are required to unlock value and improve accountability at Cannae, including with respect to capital return and Board changes. Carronade Capital followed up with an email to Mr. Foley, Mr. Caswell and Mr. Gravelle to be shared with the Board outlining a proposal “within the contours of where Cannae indicated it would ‘entertain a conversation’…in the spirit of progressing towards a mutual resolution.” The proposal reflected the changes Carronade believes are required, including increased transparency around amount and timing of shareholder capital returns and more significant refreshment of the Board than the Company’s proposal of one mutually agreed candidate.

•

On March 17, 2025, Carronade Capital had a call with Mr. Caswell during which he provided feedback to Carronade Capital’s proposed governance changes, suggesting that one mutually agreed upon director was sufficient. Carronade Capital reiterated its belief that more significant Board change is required to ensure that the Company is being run in a manner consistent with shareholders’ best interests and to unlock the Company’s trapped potential.

•	Later that day, after the market close, the Company filed a Form 8-K disclosing that it had entered into an amended and restated employment agreement with Mr. Foley adding a new provision requiring the Company to repurchase 50% of his shares of Common Stock at the greater of $19.50 per share or a 20% premium to the market price of the shares on the date of termination if he resigns for Good Reason, which includes, among other concerning factors, if any director is elected to the Board that Mr. Foley does not support. The Company also disclosed in the 8-K that the Compensation Committee and Related Person Transaction Committee of the Board approved a change to the terms of the director equity incentive awards providing that the outstanding and unvested restricted stock and equity incentive awards will become immediately vested if any director is not reelected by a vote of the Company's shareholders.
•

On March 18, 2025, Carronade Capital had a call with Mr. Caswell during which Carronade Capital outlined the governance changes that it believes are required to re-instill confidence in the Company’s shareholders. Carronade Capital also highlighted its serious concerns with the announced March 17th changes to Mr. Foley’s employment agreement and the director equity incentive awards, which Mr. Caswell described as the Board deeming appropriate, in the midst of active settlement discussions Carronade believed to be in good faith. Carronade Capital followed up with an email to Mr. Foley and Mr. Caswell reiterating the proposed changes discussed on the call earlier that day with Mr. Caswell, including to reconstitute the Board with at least two new independent directors selected from the Carronade Nominees and either one additional independent director selected by the Company or a proposal to declassify the Board at the Annual Meeting. In addition, Carronade Capital requested that at least a majority of the Related Persons Transaction Committee be comprised of the new directors.

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•	On March 19, 2025, Mr. Caswell sent an email responding to Carronade Capital’s proposed governance changes. Carronade Capital responded that it sought to meaningfully engage with the Board for three (3) months to address its concerns with Cannae’s chronic underperformance and clear lack of appropriate governance, in an attempt to reach a mutually agreeable solution. However, Carronade Capital expressed its belief that the Board’s March 17th actions, together with the limited engagement on the critical governance concerns, demonstrated a lack of willingness to meaningfully engage in good faith settlement discussions.
•	On March 20, 2025, Carronade Capital issued a press release and public letter to the Board outlining its belief that the status quo is untenable and that dramatic change is needed. Later that day, the Company issued a press release in response to Carronade Capital’s letter outlining the changes the Company had made over the previous year and reiterating its commitment to improving shareholder returns.
•	On March 25, 2025, Cannae issued a press release announcing its support for the sale of portfolio company, Dun & Bradstreet (“DNB”), through a voting support agreement. The Company also announced an increase in the share repurchase authorization and its “intention to migrate to annual election of directors on a phased basis.”
•	On March 27, 2025, Carronade Capital had a call with Mr. Caswell to discuss the recent actions announced by the Company on March 25th. During the call, Carronade Capital expressed its belief that the moves were directionally positive, but insufficient to address the Company’s persistent underperformance and history of poor corporate governance practices.
•	On March 28, 2025, Carronade Capital had a call with Mr. Caswell during which Mr. Caswell suggested that the Company interview the Carronade Nominees, but without offering to commit to the proposed governance changes.
•	On March 31, 2025, Cannae issued a press release announcing its intent to use at least $460 million, from the proceeds of the recently announced sale of DNB, to repurchase shares of its Common Stock, pay future quarterly dividends, and retire existing debt.
•

Later on March 31, 2025, Carronade Capital sent an email to Mr. Foley, Mr. Caswell, Mr. Gravelle, Mr. Sadowski and the Company’s outside counsel. In the email, Carronade Capital reiterated the qualifications of its nominees and indicated that it would be willing to permit interviews upon reaching a resolution on the amount of Board change required to re-instill confidence with investors.

•	On April 3, 2025, Carronade Capital delivered a letter to the Company requesting the inspection of certain shareholder list materials and related information pursuant to the Nevada Revised Statutes (the “Books and Records Request”).
•	On April 7, 2025, Carronade Capital filed its preliminary proxy statement with the SEC. Later that day, Mr. Caswell sent an email reiterating Cannae’s interest in interviewing the Carronade Nominees.
•

On April 8, 2025, the Company responded to the Books and Records Request. Following such response, counsel for each of the Company and Carronade Capital engaged in further communications regarding the Books and Records Request. Also on April 8, 2025, Carronade Capital responded to Mr. Caswell's email from the previous day indicating its concern about the apparent bad faith negotiations leading up to the Board’s March 17 compensation actions and that it would make its nominees available once a construct has been agreed on Board composition.

•	On April 25, 2025, Carronade Capital filed this amendment no. 1 to its preliminary proxy statement with the SEC.
•	On April 30, 2025, Carronade Capital had a call with Mr. Caswell during which Mr. Caswell stated that Cannae had identified two new independent director candidates and that they would be appointed to the Board.
•	On May 2, 2025, Carronade Capital responded to Mr. Caswell that it did not believe the Company’s proposal accomplished the amount of governance change needed.

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•	On May 12, 2025, the Company announced Mr. Foley would transition from his roles as Chief Executive Officer, Chief Investment Officer and Chairman of the Board to serve as the Board's non-executive Vice Chairman. Also, effective May 12, 2025, Doug Ammerman was appointed as Chairman of the Board and Mr. Caswell as the Company’s Chief Executive Officer. In connection with Mr. Foley’s “transition”, he entered into a new non-executive Director Services Agreement (the “Director Services Agreement”), pursuant to which he received a severance payout in connection with the termination of his prior employment agreement, including a lump-sum payment of $3,000,000, representing an amount equal to 300% of Mr. Foley’s annual base salary in effect at such time, a lump-sum payment of $14,196,000, representing an amount equal to 300% of the highest annual bonus paid to Mr. Foley in the preceding three years, and an acceleration of all of Mr. Foley’s outstanding but unvested equity awards. Under the Director Services Agreement, the Company also agreed that beginning in January 2026, Mr. Foley has the right to require the Company to purchase 50% of the shares of Common Stock owned by him at the greater of $19.50 per share or 20% greater than the Company’s closing stock price at the time of repurchase, thereby effectively extending the prior benefit granted to Mr. Foley in March 2025 while serving as Chief Executive Officer.
•

Also on May 12, 2025, the Company announced that it appointed two new directors, William T. Royan and Woodrow Tyler, to serve on the Board, effective June 1, 2025. These director appointments were made without Carronade Capital’s input following our repeated attempts to reach a constructive resolution with the Company, including with respect to board composition.

•	On June 9, 2025, Carronade Capital filed a Schedule 13D with the SEC disclosing a 5.2% ownership position in the Company and announcing its delivery of the Initial Nomination Notice nominating the Carronade Nominees for election to the Board at the Annual Meeting.
•	On June 23, 2025, Carronade Capital issued a press release calling on the Company to promptly announce the date of the Annual Meeting given that its 2024 annual meeting of shareholders (the “2024 Annual Meeting”) was held over a year ago on June 19, 2024. In the press release, Carronade Capital expressed its belief that the Board’s delay in timely holding the Annual Meeting reflects a blatant disregard for commonly accepted corporate governance principles and is a consequence of the Board’s decision to reincorporate from Delaware to Nevada, a move that was not viewed favorably by Institutional Shareholder Services, Inc., one of the leading proxy advisory firms.
•	On August 11, 2025, Carronade Capital issued a press release urging the Company to answer critical questions on its second quarter 2025 earnings call, including questions pertaining to the delay in holding the Annual Meeting, Mr. Foley’s responsibilities under his Director Services Agreement, and the timeline for returning the proceeds from the DNB sale.
•	On August 26, 2025, the Company announced that the Annual Meeting will be held on December 12, 2025, more than 175 days after the anniversary date of the 2024 Annual Meeting, thereby triggering a new nomination deadline under the Bylaws.
•	To that end, on September 4, 2025, to comply with the Company’s new nomination deadline, Carronade Capital delivered a letter to the Company re-nominating the Carronade Nominees for election to the Board at the Annual Meeting (the “Nomination Notice”).
•	On September 8, 2025, Carronade Capital filed amendment no. 1 to its Schedule 13D with the SEC announcing its delivery of the Nomination Notice.
•	On October 21, 2025, the Company filed its preliminary proxy statement with the SEC.

•	On October 24, 2025, Carronade Capital filed this amendment no. 2 to its proxy statement with the SEC.
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REASONS FOR THE SOLICITATION

As one of the Company’s top investors, we firmly believe in the inherent value embedded in the Company’s portfolio of assets. We have conducted extensive due diligence on Cannae and have carefully analyzed its operations, strategy, portfolio, financial performance and corporate governance as well as the unique environment in which it operates. We believe Cannae owns a valuable collection of assets and that a unique opportunity exists to improve the Company’s share price performance by reconciling the substantial discount which the market places on the Company’s NAV.

We believe meaningful change is required to substantially improve shareholder value, and that the factors driving Cannae’s persistent underperformance are clear:

1.	Burdensome management compensation that is misaligned with shareholder returns: A history of burdensome management compensation totaling over $650 million[2] since 2017 is out of step with Cannae’s annualized TSR of 0.4% and is impacting the discount which the market places on the NAV. We believe management compensation needs to be streamlined and more appropriately aligned with performance to reflect best-in-class practices.
2.	Ineffective and unclear corporate strategy and capital allocation priorities: A lack of strategic cohesion amongst investments and limited portfolio company disclosure weigh on investor confidence. We believe other Cannae shareholders share similar concerns that the Company should not sell public shares to invest in small private positions with no disclosure.[3] Cannae shareholders deserve increased transparency and a strategy that focuses on unlocking the valuable aspects of the portfolio.
3.

Severely deficient corporate governance and lack of Board independence: A pattern of governance deficiencies, including the web of interconnectedness amongst current and previous directors and executives, has significantly undermined shareholders’ confidence in the Company’s ability to create value for non-management shareholders. We believe a reconstituted Board with truly independent directors is required to instill accountability in the boardroom.

We believe Cannae’s total shareholder return (“TSR”) and corporate governance can be meaningfully improved, and significant opportunities exist within the control of both management and the Board to unlock substantial value for all shareholders. To that end, we have made months long, sincere efforts to engage constructively with the Company regarding the value-creation opportunities that we believe are available to Cannae. We have also repeatedly discussed the issues that we believe are hindering the Company’s performance, including our concerns with the Company’s corporate governance practices and lack of true independence in the boardroom.

Unfortunately, the Company has been unwilling to address the level of change that we believe is required to put Cannae on a better path forward, opting to instead take several reactive measures designed to maintain the status quo, which Carronade believes have the effect of further enriching and entrenching leadership at the expense of the Company’s shareholders. We believe this frustration with the Company’s disinterest in changing the status quo is reflected in the poor share price performance of -5% and -11% on May 13, 2025 and August 12, 2025, respectively, each day following the last two times the Company provided material updates to the market.

We are therefore soliciting your support to elect the Carronade Nominees at the Annual Meeting, who we believe will bring the expertise and independence required to help drive improved performance and accountability at Cannae.

2 Company Proxy Statements, Forms 10-K and 10-Q for years 2017 through 2025. Includes Management Fee and Management Incentive Payments (“MIP”) paid to Trasimene (as defined below), Investment Success Incentive Payments (“ISIP”) paid directly to management, Stock Based Compensation and Cash Compensation for Named Executive Officers and MSA Termination Fees.

3 Based on Carronade’s customary due diligence discussions; see also Rule 14a-8 Supporting Statement submitted by CNNE shareholder Special Opportunities Fund (available at specialcannae2325-14a8inc.pdf).

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Cannae Is Deeply Underperforming Benchmarks and Its Closest Peers

Despite possessing valuable assets and what we view as a clear, achievable path to realizing their full potential, Cannae’s TSR has been disappointing, lagging far behind relevant benchmarks and peers. Over the five-, three- and one-year time periods preceding Carronade’s public engagement with Cannae, the Company’s TSR has underperformed disclosed proxy peers by –229%, -69% and -51%, respectively. Since our public engagement in March 2025, Cannae shares have returned +9% while TSR peers and the Russell 2000 Index Financials have returned -4% and +6%, respectively.

Source: Bloomberg, Company 2024 Form 10-K. As of 10/17/2025. Average cumulative shareholder return. TSR Proxy Peers include MAIN, CODI, STEP, HTGC, FHI, CSWC, APAM, TRIN, HLNE, BRDG and GCMG. Closed End Fund Peers include UTG, STEW, KYN, CET, GAM, IGR, EOI, MEGI, PEO.

Furthermore, Cannae trades at a much steeper discount to NAV than its disclosed proxy peers and closed end fund peers. The discount widened persistently after the IPO of DNB in 2019 and the sell down of previous portfolio company, Dayforce, Inc., from 2020 through 2023, implying in our view the market lacks confidence in the current leadership’s ability to execute a viable strategy for value creation going forward. Over the past three years, Cannae equity has traded at an average discount to its NAV per share of -37%, and it’s current discount is in the bottom two of over 200 US investment firms with assets over $500 million.4

4 Source: Bloomberg, Monthly NAV reports from Company’s website. As of 10/17/2025.

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Source: Bloomberg, Company 2025 Proxy Statement and 2024 Form 10-K. As of 10/17/2025.

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We Believe the Board Has Failed to Foster a Culture of Accountability and Lacks True Independence

The fundamental role of a Board in its fiduciary duty to shareholders is to be an advocate in providing oversight of management and corporate strategy. Shareholders deserve a board that is proactive, transparent, and fully committed to driving long-term value. Cannae has a long history of concerning and misaligned compensation practices greenlit by an interconnected Board. While Cannae’s absolute TSR is only 3.5% since inception as an independent public entity, management received excessive incentive payments for the monetization of successful investments while avoiding the negative consequences of the unsuccessful ones.5

Additionally, management directed Cannae shareholder capital into unsuccessful SPAC investments sponsored by Trasimene Capital Management, LLC (“Trasimene”), which previously managed Cannae and is controlled by former CEO and Chairman Foley, which created, in our view, clear conflicts of interests and bestowed windfall sponsor economics on entities outside of Cannae.6 Also concerning is management’s demonstrated history of selling personally-owned shares in portfolio companies ahead of Cannae selling those shares, including Mr. Foley and Mr. Coy selling approximately 5 million shares of Alight, Inc. on November 13, 2024 before Cannae sold 12 million shares of Alight, Inc. on December 3, 2024 and Mr. Foley selling 2.5 million shares of DNB on March 25, 2025, the same day that Cannae announced it would have the ability to sell up to 10 million shares as part of a Voting Support Agreement with respect to the pending take-private of DNB.7

We find the Board’s apparent indifference to these actions deeply concerning, but perhaps not surprising given the high degree of interconnectedness amongst the current directors, including with respect to other business interests of Mr. Foley, which we believe undermines their ability to act objectively and threatens the independence of the Board. This intertwined web, together with the classified Board structure which Cannae committed to declassify over-time only following our involvement, among other significant governance and compensation concerns, have resulted in repeated adverse voting recommendations from leading proxy advisory firms.

In fact, we believe that three (3) of the four (4) Cannae directors up for re-election at this year’s Annual Meeting, Erika Meinhardt, James B. Stallings, Jr. and Frank P. Willey, have been affiliated with one or more entities controlled by Mr. Foley, including Fidelity National Financial, Inc. (NYSE: FNF), the former parent of Cannae (“FNF”), Black Knight Sports and Entertainment LLC, which owns the Vegas Golden Knights, and certain of Mr. Foley’s SPACs (including Foley Trasimene Acquisition Corp I, Austerlitz Acquisition Corp I, Foley Trasimene Acquisition Corp II, Austerlitz Acquisition Corp II, and Trebia Acquisition Corp.).8 Additionally, Mr. Stallings has served as a director of Fidelity National Information Services (NYSE: FIS) since 2013, where Mr. Foley previously served as Vice Chairman. Somehow, Ms. Meinhardt is the Company’s Lead Independent Director even though she has served in numerous roles under Mr. Foley since 1983, including at FNF, where Mr. Foley still serves as Non-Executive Chairman. She also served as a director of Alight, Inc. with Mr. Foley, among other overlaps. To further highlight the long-standing apparent disregard for true independence, the recently appointed Independent Chairman, Doug Ammerman, has spent 40 years collectively as a director of non-Cannae, Foley-affiliated public company Boards since 2003.9

Our concerns were underscored by the Board’s egregious actions on March 17, 2025. While we were engaged in active settlement discussions, the Board deemed it appropriate to accelerate equity vesting for directors if they fail to be re-elected by shareholders and to require the repurchase of half of Mr. Foley’s shares at a significant premium to market prices if he invoked his right to resign for Good Reason while serving as Chief Executive Officer, including if a single director was elected without his consent. This was on top of Mr. Foley’s already lucrative compensation package with severance payouts, that was apparently approved by Ms. Meinhardt, as a member of the Compensation Committee. Moreover, the decision to accelerate vesting of equity awards for directors not re-elected was approved by the Compensation Committee, which includes Ms. Meinhardt, and the Related Person Transaction Committee, which includes Mr. Stallings and Mr. Moullet (who serves as Chair).

5 Source: Bloomberg, Company Proxy Statements and Form 10-K for years 2017 through 2024. As of 10/17/2025.

6 Source: Company form 10-K for years 2017 through 2024.

7 Source: Company press release dated 3/25/25; ALIT and DNB Form 4 filings.

8 Source: Company Proxy Statements, including its 2024 Proxy Statement.

9 Source: Company Proxy Statements for CKE Restaurants, Fidelity National Financial, Remy International, Dun and Bradstreet, J Alexander, Foley Trasimene Acquisition Corp., and F&G Annuities and Life.

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Although the Company subsequently appointed new independent directors and announced its commitment to declassify the Board and return additional capital to shareholders, we believe such actions are insufficient to rectify the serious issues plaguing the Company and would not have occurred absent our involvement.

Importantly, despite these purported marginal improvements, the Board has continued to take actions designed to maintain the troubling status quo, including by significantly delaying the Annual Meeting and granting Mr. Foley an egregious severance payout in connection with his “transition” from Chief Executive Officer, Chief Investment Officer and Chairman of the Board to non-executive Vice Chairman of the Board. We believe shareholders deserve a Board that demands accountability and is committed to taking proactive measures with the best interests of shareholders in mind at all times.

We Believe Cannae Needs a Reconstituted Board to Restore Credibility with Shareholders

Our goal is to create value for the benefit of all Cannae shareholders. We believe that Cannae has the potential to unlock this value through straightforward improvements in strategy and governance. However, we believe poor operational execution, insufficient accountability, and poor Board oversight, among other things, have contributed to persistent underperformance that dramatically understates the intrinsic potential of the Company’s assets.

We believe that market confidence in this new direction for Cannae would be best supported by truly independent directors that will bring fresh perspectives, objectivity and a voice for shareholders on the Board. To this end, we are soliciting proxies to elect four (4) independent and well-qualified individuals to serve as directors of Cannae, who we believe are committed to maximizing value for all shareholders and ensuring your interests remain paramount in the boardroom at all times. Over the coming weeks and months, we look forward to sharing our more detailed views and plans for Cannae, which will include, among others, plans to improve the Company’s performance and governance practices, including by reducing costs and aligning incentives, improving transparency to shareholders and evaluating Board and committee leadership. If elected, the Carronade Nominees are prepared to work constructively with their fellow Board members to further identify and unlock opportunities to improve performance, ensure accountability and drive shareholder value creation. We look forward to engaging with you as we approach the Annual Meeting.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

According to the Company’s proxy statement, the Board is currently composed of twelve (12) directors, with the terms of four (4) Class II directors expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our four (4) Carronade Nominees, Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Chérie L. Schaible. Your vote to elect the Carronade Nominees will have the legal effect of replacing four (4) incumbent directors of the Company with the Carronade Nominees. If elected, our Carronade Nominees will constitute a minority of the Board and there is no guarantee that they will be able to implement the actions they believe are necessary to unlock shareholder value at the Company. However, we believe the election of the Carronade Nominees is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any incumbent director will serve as a director if the Carronade Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company's nominees.

This Proxy Statement is soliciting proxies to elect our four (4) Carronade Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE CARRONADE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the Carronade Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Carronade Nominees should serve as directors of the Company are also set forth below. This information has been provided to us by the Carronade Nominees. Each of the Carronade Nominees is a citizen of the United States of America. Ms. Schaible is also a citizen of Canada.

Mona Aboelnaga, age 57, is Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011, which invests across diverse industries, including financial services, technology and consumer products. Previously, Ms. Aboelnaga served as the President and Chief Executive Officer of Proctor Investment Managers LLC, a private equity firm she co-founded in 2002 (“Proctor”), which invested in traditional and alternative asset management companies. Proctor was sold to National Bank of Canada in 2006, and Ms. Aboelnaga continued as Proctor’s President and Chief Executive Officer until 2013. Ms. Aboelnaga currently serves on the Boards of Directors of Webster Financial Corporation (NYSE: WBS) (“Webster”), a financial services company, since February 2022, and Perpetual Limited (ASX: PPT), an Australian-based diversified global financial services company, since June 2021. Previously, she served as a director of Mondee Holdings, Inc. (formerly NASDAQ: MOND), a travel technology company, from July 2022 until its sale in April 2025, where she served as Lead Independent Director from April 2024 to April 2025, Sterling Bancorp (formerly (NYSE: STL)), a regional financial services company, from May 2019 until its merger with Webster in February 2022, FinTech Acquisition Corp VI (formerly NASDAQ: FTVI), a special purpose acquisition company, from February 2021 to December 2022, Ibancar World SL, a FinTech company specializing in collateralized auto lending in Spain, from November 2018 to February 2023 and Siguler Guff Small Business Credit Opportunities Fund, an investment fund, from 2015 to November 2019. Ms. Aboelnaga currently serves on the boards of various other organizations, including as Vice Chairperson of the Egyptian American Enterprise Fund, a private investment fund that invests in Egypt's private sector, since March 2024, the Advisory Board of Rebalance Capital, an impact-focused venture capital firm, since November 2023, the Advisory Board of the Strategic Capital Group at Investcorp, an alternative investment firm, since October 2022 and the Advisory Board and FinTech Task Force of Dubai-based VC fund Global Ventures, since 2018. Ms. Aboelnaga is also a Trustee of the State University of New York’s Fashion Institute of Technology, a member of the Council on Foreign Relations, a Leadership Fellow at the National Association of Corporate Directors, and a member of the St. Jude Children’s Research Hospital Capital Campaign Committee. Ms. Aboelnaga earned a B.S. from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia Business School.

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Carronade Capital believes that Ms. Aboelnaga’s significant investment management expertise, coupled with her extensive corporate governance expertise as a board member of both public and private companies, would make her a valuable addition to the Board.

Benjamin C. Duster, IV, age 65, has served as the Chief Executive Officer of Cormorant IV Corporation, LLC (“Cormorant”), a finance operations and strategic advisory and interim executive management firm, since founding Cormorant in August 2014. Mr. Duster has also served as Chief Executive Officer of Mobile Technologies Inc., an electronics and security technology company, since April 2025, after having served as its Chief Financial Officer from June 2022 to April 2025. Previously, Mr. Duster served as Chief Executive Officer of CenterLight Health System, Inc., a private diversified health services, managed care and assisted living organization, from August 2016 to March 2018; he co-founded Watermark Advisors, LLC, a boutique investment bank, in 2002 and served as its Senior Adviser from 2006 to 2015; and he served as a Partner at Masson & Company, a consulting firm, from 2001 to 2006. Earlier in his career, Mr. Duster served in various investment banking roles, including as a Managing Director, at Wachovia Securities, Inc. (n/k/a Wells Fargo & Company (NYSE: WFC)), a multinational financial services company, from 1997 to 2001 and as a Vice President at Salomon Brothers, Inc. (formerly NYSE: SB), a multinational investment bank, from 1985 to 1997. Mr. Duster currently serves as a director at several companies, including Expand Energy Corporation (NASDAQ: EXE; formerly Chesapeake Energy Corporation), an oil and gas production company, since February 2021, Weatherford International plc. (NASDAQ: WFRD), a global energy services company, since June 2020 and Republic First Bancorp, Inc. (OTCMKTS: FRBKQ), a commercial bank, since July 2022. Previously, Mr. Duster served as a director on the boards of several companies, including: Cardone Industries, Inc., a private auto parts aftermarket manufacturer, from November 2019 until it was acquired in June 2023; Diamond Offshore Drilling, Inc. (formerly NYSE: DO), an offshore drilling contractor, from May 2022 until it was acquired in September 2024; Alaska Communications Systems Group, Inc. (formerly NASDAQ: ALSK), a broadband and telecommunications service provider, from June 2020 until it was acquired in July 2021; Multi-Fineline Electronix, Inc. (formerly NASDAQ: MFLX), a provider of flexible printed circuit and component assembly solutions, from October 2012 to March 2015; Chorus Aviation Inc. (TSX: CHR), a Canadian holding company of a regional air carrier, from March 2010 to August 2014; Ormet Primary Aluminum Corporation, a privately-owned manufacturer of alumina and primary aluminum, from November 2007 to January 2014; Accuride Corporation (formerly NYSE: ACW), a diversified manufacturer and supplier of commercial vehicle components, from February 2010 to April 2013; WBL Corporation Limited (formerly SGX: WEAS), a multinational conglomerate operating in the technology, automotive, property development, and engineering & distribution sectors, from April 2010 until it was acquired in May 2013; Netia, S.A. (formerly WSE: NET), an internet and telecommunications company, from August 2009 to November 2013; Catalyst Paper Corporation (formerly TSX: CYT, and a subsidiary of Paper Excellence B.V.), a Canadian pulp and paper company, from December 2006 to February 2012; RCN Corporation (formerly NASDAQ: RCNI), a telecommunications company, from December 2004 until it was acquired in August 2010; and Algoma Steel Group Inc. (NASDAQ/TSX: ASTL), an integrated primary steel producer, from February 2002 until it was acquired in June 2007. Mr. Duster earned a B.A. in Economics from Yale University, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.

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Carronade Capital believes that Mr. Duster’s significant experience working with companies to improve execution effectiveness and create long-term sustainable value, together with his extensive public and private company board service, would make him a valuable addition to the Board.

Dennis A. Prieto, age 43, is a consultant and serves on various boards of directors, including TimberHP, Inc., a privately-held building products company, since September 2024 and Empire Today IP Holdings, LLC, a privately-held building products company, since November 2024. He also currently serves as Chief Restructuring Officer of Last Step Recycling, LLC, a private materials processing company, since March 2025. Additionally, Mr. Prieto serves as a member of various advisory and oversight boards, including on the Oversight Board of the Endo GUC Trust, a trust established to obtain recoveries for creditors of Endo International plc and its subsidiaries, since April 2024, and the Advisory Board of the Nine West Non-Released Party Trust, a trust established to obtain recoveries for creditors of Nine West Holdings, Inc. and its subsidiaries, since September 2019. He is also Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023. Previously, Mr. Prieto served on the board of directors of Aventiv Technologies, LLC, a provider of telecommunications and technology solutions, from December 2024 to July 2025. He also previously served on the Board of Managers and as Board Secretary and Treasurer of Mohawk Gaming Enterprises, LLC, a gaming company, from December 2021 to June 2024, and as a member of various advisory boards and official committees, including on the Advisory Board of the Tribune Litigation Trust, a trust established to obtain recoveries for creditors of Tribune Company and its subsidiaries, from 2019 to April 2022, a member of the Official Committee of Unsecured Creditors of Sabine Oil & Gas Corporation, an oil and gas company, from 2015 to 2016, a member of the Official Committee of Unsecured Creditors of NII Holdings, Inc., an American holding company whose subsidiaries provided mobile communications services under the Nextel brand in Latin America, from 2014 to 2015, and a member of the Official Committee of Unsecured Creditors (for the U.S. cases) of Vitro, SAB de CV, a glass manufacturer in Mexico, from 2011 to 2012. Mr. Prieto currently serves on the Dean’s Advisory Council at Lehigh University since 2022. Previously, Mr. Prieto was a partner and Managing Director at Aurelius Capital Management, LP, an investment firm, from August 2007 to October 2023. Earlier in his career, Mr. Prieto served as a Restructuring and M&A Advisory Analyst at Evercore Inc. (NYSE: EVR), a leading independent investment banking firm, from 2006 to 2007, and as an Analyst in the Leveraged Acquisition Finance and Global Portfolio Management Groups at Bank of America Corporation (NYSE: BAC), a multinational bank and financial services company, from 2004 to 2006. Mr. Prieto earned a B.S. in Electrical Engineering and a B.S. in Integrated Business and Engineering from Lehigh University and is a member of the Latino Corporate Directors Association (LCDA).

Carronade Capital believes that Mr. Prieto’s significant investment management and board experience, coupled with his financial and restructuring expertise, would make him a valuable addition to the Board.

Chérie L. Schaible, age 46, is the founder of CLS Advisory, LLC (“CLS Advisory”), which provides legal consulting, general counsel and board services, which she founded in December 2024. Through CLS Advisory, she has served, on a part-time basis, as the general counsel of Thrasio, an e-commerce company, since March 2025. Ms. Schaible has also served as a board member of Heritage Operating, LLC (Heritage Family), a provider of funeral services, since January 2025 and Her Justice, a nonprofit organization that provides legal resources to women living in poverty, since August 2021. Previously, Ms. Schaible served as General Counsel and Senior Managing Director of Ankura Consulting Group, LLC, a global consulting firm, from August 2016 to March 2023. Prior to that, she served as Associate General Counsel and Managing Director of AIG Investments, an investment management subsidiary of the financial services firm American International Group (NYSE: AIG) (“AIG”), from November 2010 to July 2016, and as Assistant General Counsel and Vice President at AIG from April 2007 to October 2010. Earlier in her career, Ms. Schaible was an Associate in the Bankruptcy and Reorganization practice at Shearman & Sterling LLP (n/k/a Allen Overy Shearman Sterling LLP), an international law firm, from September 2001 to April 2007. Previously, Ms. Schaible served as a Junior Partner for Women in Need, a nonprofit organization that provides shelter and housing services, from 2014 to 2022. She is the recipient of the Women Leaders in Consulting, Excellence in Leadership Award (2021) and the American Bankruptcy Institute 40 Under 40 Award (2018). Ms. Schaible earned an LL.B. from Bond University in Australia, and an LL.M. in Corporate Law from New York University School of Law.

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Carronade Capital believes that Ms. Schaible’s extensive financial, legal and investment management experience would make her a valuable addition to the Board.

The principal business address of Ms. Aboelnaga is c/o K6 Investments LLC, 745 Fifth Avenue, 5th Floor, New York, New York 10151. The principal business address of Mr. Duster is 21 West End Avenue, Unit # 3509, New York, New York 10023. The principal business address of Mr. Prieto is c/o Peak Advisory Group LLC, 971 US Highway 202N, Suite N, Branchburg, New Jersey 08876. The principal business address of Ms. Schaible is 18 Wagon Wheel Road, Mamaroneck, New York 10543.

As of the date hereof, Ms. Aboelnaga beneficially owns 1,400 shares of Common Stock. As of the date hereof, Mr. Duster beneficially owns 1,338.329 shares of Common Stock. As of the date hereof, Mr. Prieto beneficially owns 1,470 shares of Common Stock. As of the date hereof, Ms. Schaible beneficially owns 1,360 shares of Common Stock. For information regarding transactions in securities of the Company during the past two years by each of the Carronade Nominees, please see Schedule I attached hereto. The shares of Common Stock beneficially owned directly by each of the Carronade Nominees were purchased with personal funds in the open market.

We believe that each of the Carronade Nominees presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Listed Company Manual Section 303.A, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if the Carronade Nominees are elected, the determination of the Carronade Nominees’ independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Carronade Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Carronade Capital has signed engagement and indemnification letter agreements (the “Engagement and Indemnification Agreements”) with each of the Carronade Nominees, pursuant to which Carronade Capital agreed to indemnify such Carronade Nominees against claims arising from the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any related transactions. The Engagement and Indemnification Agreements do not extend to any potential claims made against such Carronade Nominees in their respective capacities as directors, if elected. Further, pursuant to the Engagement and Indemnification Agreements, in consideration for such Carronade Nominee’s agreement to serve as a nominee, Carronade Capital agreed to pay each Carronade Nominee (i) $25,000 in cash upon Carronade Capital submitting the Nomination Notice (the “First Installment”), and (ii) $50,000 in cash upon the filing by Carronade Capital of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each Carronade Nominee’s election as a director of the Company at the Annual Meeting. Pursuant to the Engagement and Indemnification Agreements, each Carronade Nominee also agreed to use the after-tax proceeds from the First Installment, or an equivalent amount of other funds, to acquire securities of the Company, subject to any regulatory or legal restrictions.

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The Carronade Nominees and the other participants in the solicitation have entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Cannae to the extent required by applicable law.

Each of the Carronade Nominees has granted Rinarisa DeFronze and Dan Gropper a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the Annual Meeting.

Other than as stated herein, there are no arrangements or understandings among the members of Carronade Capital or any other person or persons pursuant to which the nomination of the Carronade Nominees described herein is to be made, other than the consent by each of the Carronade Nominees to be named as a nominee of Carronade Capital in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, the Carronade Nominees are not a party adverse to the Company or any of its subsidiaries nor do the Carronade Nominees have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Carronade Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Carronade Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Carronade Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Carronade Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Carronade Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Carronade Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Carronade Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Carronade Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Carronade Nominee or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Carronade Nominee or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Carronade Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Carronade Nominee holds any positions or offices with the Company; (xiii) no Carronade Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Carronade Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Carronade Nominee or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Carronade Nominees, (a) none of the events enumerated in Item 401(f)(1)–(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Carronade Nominee or any of such Carronade Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Carronade Nominee been a director of the Company, and (c) none of the Carronade Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

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We do not expect that any of the Carronade Nominees will be unable to stand for election, but, in the event any Carronade Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws or applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated, would have, the effect of disqualifying any Carronade Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent that is not prohibited under the Company’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Carronade Capital that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Company’s corporate machinery.

Carronade Capital and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Carronade Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Shareholders will have the ability to vote for up to four (4) nominees on Carronade’s enclosed GOLD universal proxy card. Shareholders are permitted to vote for fewer than four (4) nominees or for any combination (up to four (4) total) of the Carronade Nominees and the Company’s nominees on Carronade Capital’s GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote. Carronade Capital urges shareholders to vote using our GOLD universal proxy card “FOR” all of the Carronade Nominees.

Certain information about the Company’s nominees is set forth in the Company’s proxy statement. Carronade Capital is not responsible for the accuracy of any information provided by or relating to the Company or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Company or any other statements that the Company or its representatives have made or may otherwise make.

IMPORTANTLY, IF YOU MARK MORE THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE CARRONADE NOMINEES ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve, on an advisory (non-binding) basis, the compensation paid to its named executive officers pursuant to Item 402 of Regulation S-K. Accordingly, the Company is asking shareholders to vote on the following resolution at the Annual Meeting:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company’s Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and Executive and Director Compensation section, the 2024 Summary Compensation table and other related tables and disclosures.”

According to the Company’s proxy statement, because this vote is advisory, the results will not be binding on the Company, the Board or the Compensation Committee of the Board, and will not require the Company to take any action. However, the Compensation Committee and the Board will consider the outcome of this vote when making compensation decisions.

For the reasons described in the “Reasons for the Solicitation” section of this Proxy Statement, we do not believe it is in the best interest of Cannae shareholders to approve the compensation paid to the Company’s named executive officers.

WE RECOMMEND SHAREHOLDERS VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

According to the Company’s proxy statement, even if the selection of Grant Thornton LLP is ratified, the Company’s Audit Committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its shareholders. The Company further disclosed that if shareholders do not ratify the Audit Committee’s selection, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of its independent registered public accounting firm.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 4

THE DECLASSIFICATION PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Company is seeking shareholder approval of the Declassification Proposal to amend the Charter to declassify the Board.

The Charter currently provides for a classified Board consisting of three classes of directors, with each class of directors serving staggered three-year terms, resulting in the election of approximately one-third of the Board each year. The Company is recommending that shareholders approve the proposed amendment and restatement of the Charter, in the form of the amended and restated articles of incorporation attached to the Company’s proxy statement as Annex B (the “Charter Amendment”), to eliminate the classification of the Board over a three-year period starting at the Company’s 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”) and resulting in the annual election of all directors beginning at the 2028 Annual Meeting. According to the Company’s proxy statement, if the Charter Amendment is approved at the Annual Meeting, the Board will adopt the conforming changes to the Bylaws (which do not require shareholder approval), with such changes as the Board may approve consistent with the amended and restated Charter.

The Company’s proxy statement further discloses that if the Charter Amendment is approved, at the 2026 Annual Meeting, the Class III directors whose terms expire at such time will be elected to serve a one-year term. At the Company’s 2027 Annual Meeting of Shareholders (the “2027 Annual Meeting”), the Class I directors whose terms expire at such time, as well as the former Class III directors, will be elected to serve a one-year term. At the 2028 Annual Meeting and each annual meeting thereafter, all directors will be elected annually. As such, the three-year term for the Class II directors to be elected at the Annual Meeting would expire at the 2028 Annual Meeting, the three-year term for the Class III directors elected at the Company’s 2023 Annual Meeting of Shareholders would expire as originally scheduled at the 2026 Annual Meeting, and the three-year term for the Class I directors elected at the Company’s 2024 Annual Meeting would expire as originally scheduled at the 2027 Annual Meeting.

Reference is made to the Company’s proxy statement for additional detail, including Annex B attached thereto, which contains the actual text of the changes included in the Charter Amendment that would be implemented upon approval of such Charter Amendment at the Annual Meeting.

Carronade Capital believes the annual election of directors is critical to promoting and maintaining board and management accountability to shareholders and is consistent with corporate governance best practices.

ALTHOUGH WE STRONGLY BELIEVE THE BOARD DECLASSIFICATION SHOULD BE ON AN ACCELERATED BASIS, WE RECOMMEND SHAREHOLDERS VOTE “FOR” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 5

THE SHAREHOLDER INVESTMENT BANKER PROPOSAL

As disclosed in the Company’s proxy statement, Bulldog Investors, LLP (the “Proponent”) submitted the following proposal for approval by shareholders at the Annual Meeting. The text of the proposal and the Proponent’s supporting statement follow:

“RESOLVED: The shareholders recommend that the Board of Directors of Cannae engage an investment banker to study options to maximize the value of its shares.

SUPPORTING STATEMENT

The home page of Cannae’s website proclaims in large bold letters: “A History of Victory – A Culture of Performance.” Building on that theme, in its most recent report to stockholders, management of Cannae stated the following:

We remain focused on implementing our strategic plan designed to increase the net asset value of our portfolio of businesses, which should increase our stock price. The plan includes rebalancing our portfolio away from our public investments to primarily private company investments, improving the operational performance of our current portfolio companies and returning capital to our shareholders. We believe that we are successfully executing on all aspects of the strategy.

Unfortunately, as stockholders are painfully aware, the results have not matched the rhetoric. From its peak of about $45 per share four years ago, the stock price has fallen to about $20 and Cannae’s shares trade at a massive discount of around 40% below their net asset value despite a strong bull market in equities and number of measures management has taken in a thus far futile effort to increase stockholder value.

We think that management’s plan to increase the percentage of private company investments Cannae holds is counterproductive because, absent a pre-established windup of the company, investors will likely perceive the lack of transparency in the valuation of such investments as a negative.

In sum, we believe management has had sufficient time to demonstrate that it can create stockholder value and that its recently announced strategy to focus on private company investing is unlikely to succeed. Consequently, we think the board should face reality and engage an investment banker to propose options to maximize stockholder value, one of which may be an orderly windup of the Company.”

According to the Company’s proxy statement, this shareholder proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent’s qualified representative at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.

Shares of Common Stock represented by properly executed GOLD universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Carronade Nominees, “AGAINST” the Company’s advisory proposal to approve the compensation paid to the Company’s named executive officers, “FOR” the Company’s proposal to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm, “FOR” the approval of the Declassification Proposal, and “FOR” the approval of the Shareholder Investment Banker Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Carronade Capital and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to four (4) nominees on Carronade’s enclosed GOLD universal proxy card. Shareholders are permitted to vote for less than four (4) nominees or for any combination (up to four (4) total) of the Carronade Nominees and the Company’s nominees on the GOLD universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Carronade Capital urges shareholders using our GOLD universal proxy card to vote “FOR” all of the Carronade Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will be held virtually at www.cesonlineservices.com/cnne25_vm. According to the Company’s proxy statement, at the virtual Annual Meeting, shareholders will be able to listen to the meeting live, ask questions and vote. To participate in the Annual Meeting, you must pre-register at www.cesonlineservices.com/cnne25_vm by the time referenced in the Company’s proxy statement on December 11, 2025 using your control number available on your proxy card if you are a shareholder of record or included in your voting instruction card and voting instructions you received from your broker, bank or other nominee and follow the instructions to complete your registration request. According to the Company, upon completing registration, shareholders will receive a confirmation email with a link and instructions for accessing the Annual Meeting.

Although you may vote online during the virtual Annual Meeting, we encourage you to vote your shares prior to the Annual Meeting to ensure that such shares are properly represented and voted. Online check-in for the virtual Annual Meeting will begin at the time disclosed in the Company’s proxy statement. We encourage shareholders to access the virtual Annual Meeting prior to the start time. According to the Company, technical support will be available on the virtual meeting website for any questions on how to participate in the virtual Annual Meeting or if you encounter any difficulties accessing the virtual Annual Meeting.

If your shares are held in a brokerage account or in the name of another nominee, you are considered the beneficial owner of shares held in “street name.” Since a beneficial owner is not the owner of record, you may not vote these shares at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares virtually at the Annual Meeting. “Street name” shareholders who wish to vote virtually at the Annual Meeting should refer to the instructions provided on the voting instruction card provided by your broker, bank or other nominee.

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Whether or not you plan to attend the virtual Annual Meeting, we urge you to sign, date and return the enclosed GOLD universal proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the GOLD universal proxy card.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Company’s Bylaws and Nevada Law. According to the Company, a quorum is present if shareholders holding at least a majority of the voting power of the Company’s common shares are represented in person or by proxy, regardless of whether the proxy has authority to vote on any matter.

Abstentions and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals. If you are a shareholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the shareholder meeting. Under the rules governing brokers’ discretionary authority, if a shareholder receives proxy materials from or on behalf of both us and the Company, then brokers holding shares in such shareholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 3 (ratification of the appointment of Grant Thornton LLP, as the Company’s independent registered public accounting firm.). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Proposal No. 1: Election of Directors ─ According to the Company’s proxy statement, the election of directors is subject to a plurality vote standard. Accordingly, the four (4) directors receiving the highest number of “for” votes cast by the shares entitled to vote at the Annual Meeting will be elected as directors. According to the Company, withhold votes and broker non-votes, if any, are not counted as votes cast and will therefore have no effect on the outcome of the election of directors.

Proposal No. 2: Advisory Vote to Approve the Compensation of the Company’s Named Executive Officers ─ According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting is required to approve the advisory (non-binding) resolution on executive compensation. According to the Company, abstentions and broker non-votes, if any, will have the effect of a vote “against” this proposal.

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Proposal No. 3: Ratification of Selection of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm. According to the Company, abstentions and broker non-votes, if any, will have the effect of a vote “against” this proposal.

Proposal No. 4: The Declassification Proposal ─ According to the Company’s proxy statement, the affirmative vote of the majority of the voting power of the shares issued and outstanding as of the Record Date is required to approve the Declassification Proposal. According to the Company, abstentions and broker non-votes, if any, will have the effect of a vote “against” this proposal.

Proposal No. 5: The Shareholder Investment Banker Proposal ─ According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting is required to approve the Shareholder Investment Banker Proposal. According to the Company, abstentions and broker non-votes, if any, will have the effect of a vote “against” this proposal.

According to the Company, under applicable Nevada law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Carronade Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

You may change your vote or revoke your proxy at any time prior to its exercise by attending the Annual Meeting and voting virtually (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. A written notice of revocation may be delivered either to Carronade Capital in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 1701 Village Center Circle, Las Vegas, Nevada 89134 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Carronade Capital in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Carronade Nominees.

IF YOU WISH TO VOTE FOR THE CARRONADE NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Carronade Capital. Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Carronade Capital, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Carronade Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

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Carronade Capital has retained Okapi Partners for solicitation and advisory services in connection with this solicitation. Okapi Partners will receive a fee not to exceed $375,000, together with reimbursement of its reasonable out-of-pocket expenses for its services in connection with the solicitation, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward Carronade Capital’s solicitation material to their customers for whom they hold shares, and Carronade Capital will reimburse them for their reasonable out-of-pocket expenses. It is anticipated that Okapi Partners will employ approximately 36 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Carronade Capital. Carronade Capital estimates that through the date hereof its expenses in furtherance of, or in connection with, this solicitation are approximately $600,000. Costs of this solicitation of proxies are currently estimated to be up to $850,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. Carronade Capital intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Carronade Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Carronade, Carronade GP, Carronade Management, Carronade Management GP, Mr. Gropper, and the Carronade Nominees (each a “Participant” and, collectively, the “Participants”).

The principal business of Carronade, an exempted limited partnership organized under the laws of the Cayman Islands, is investing in securities. The principal business of Carronade GP, a Delaware limited liability company, is acting as the general partner of Carronade. The principal business of Carronade Management, a Delaware limited partnership, is providing investment management services, including serving as the investment manager of Carronade. The principal business of Carronade Management GP, a Delaware limited liability company, is acting as the general partner of Carronade Management. The principal occupation of Mr. Gropper is acting as Managing Member of Carronade Management GP and Carronade GP. Mr. Gropper is a citizen of the United States of America.

The principal business address of each of Carronade, Carronade GP, Carronade Management, Carronade Management GP and Mr. Gropper is 17 Old Kings Highway South, Suite 140, Darien, Connecticut 06820. In addition, the registered address of Carronade is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008.

As of the date hereof, Carronade directly beneficially owns 3,012,218 shares of Common Stock. Carronade GP, as the general partner of Carronade, may be deemed to beneficially own the 3,012,218 shares of Common Stock held directly by Carronade. Carronade Management, as the investment manager of Carronade, may be deemed to beneficially own the (i) 3,012,218 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in a certain account managed by Carronade Management (the “Managed Account”). Carronade Management GP, as the general partner of Carronade Management, may be deemed to beneficially own the (i) 3,012,218 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in the Managed Account. Mr. Gropper, as the Managing Member of Carronade Management GP, may be deemed to beneficially own the (i) 3,012,218 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in the Managed Account.

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Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. The securities of the Company owned directly by Carronade and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

For information regarding purchases and sales of securities of the Company during the past two years by certain of the Participants, see Schedule I attached hereto.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN OTHER MATTERS

Carronade Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Carronade Capital is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Okapi Partners, at the following address or phone number 1212 Avenue of the Americas, 17th Floor, New York, NY 10036, or call toll free at (855) 208-8903. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

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The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Carronade Capital.

This Proxy Statement is dated [•], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

The Company has not yet publicly disclosed the specific deadlines for shareholders to submit proposals and nominations at the 2026 Annual Meeting. Notwithstanding the foregoing, shareholder proposals submitted for inclusion in a company’s proxy materials pursuant to Rule 14a-8 under the Exchange Act must typically be received at the principal offices of the company not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Any such proposal must also comply with the requirements of Rule 14a-8. As of the date of this Proxy Statement, Cannae has not filed its definitive proxy statement for the Annual Meeting.

According to the Company’s proxy statement, the Bylaws establish an advance notice procedure for shareholders who wish to present a proposal or director nomination before the 2026 Annual Meeting without inclusion of such matter in the Company’s proxy statement. Under the Bylaws, such notice must be received by the Secretary of the Company not less than 120 days prior to the anniversary date of the date of the Company’s definitive proxy statement for this year’s Annual Meeting; provided, however, that in the event that the 2026 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year’s Annual Meeting, notice by the shareholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which public disclosure of the date of the 2026 Annual Meeting was first made. According to the Company, such notice must contain the information required by the Bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in reliance on the SEC’s universal proxy rule for director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 calendar days prior to the anniversary of this year’s Annual Meeting date; provided, however, that, if the date of the 2026 Annual Meeting has changed by more than 30 calendar days from this year’s Annual Meeting date, then notice must be provided by the later of 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company. Such notice must also comply with the additional requirements of Rule 14a-19(b).

According to the Company’s proxy statement, all notices of proposals or nominations must be addressed to Cannae Holdings, Inc. c/o Corporate Secretary, 1701 Village Center Circle, Las Vegas, Nevada 89134.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s proxy statement, the Bylaws or applicable law. The incorporation of this information in this Proxy Statement should not be construed as an admission by Carronade Capital that such procedures are legal, valid or binding.

32

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Carronade Nominees by marking, signing, dating and mailing the enclosed GOLD universal proxy card promptly.

Carronade Capital Master, LP

[•], 2025

33

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

CARRONADE CAPITAL MASTER, LP

Purchase of Common Stock	1,000	09/06/2024
Purchase of Common Stock	100,000	09/19/2024
Purchase of Common Stock	100,000	09/20/2024
Purchase of Common Stock	100,000	09/20/2024
Purchase of Common Stock	200,000	09/20/2024
Purchase of Common Stock	50,000	09/23/2024
Purchase of Common Stock	153,263	09/25/2024
Purchase of Common Stock	59,121	10/01/2024
Purchase of Common Stock	40,000	10/02/2024
Purchase of Common Stock	75,000	10/03/2024
Purchase of Common Stock	50,000	10/17/2024
Purchase of Common Stock	100,000	10/18/2024
Purchase of Common Stock	44,542	10/21/2024
Purchase of Common Stock	50,000	10/22/2024
Purchase of Common Stock	40,000	10/24/2024
Purchase of Common Stock	70,000	10/25/2024
Purchase of Common Stock	150,000	10/29/2024
Purchase of Common Stock	1,000	10/30/2024
Purchase of Common Stock	125,000	10/31/2024
Purchase of Common Stock	60,000	11/01/2024
Purchase of Common Stock	100,000	11/12/2024
Purchase of Common Stock	60,000	11/13/2024
Purchase of Common Stock	47,631	02/07/2025
Purchase of Common Stock	47,631	02/18/2025
Purchase of Common Stock	47,631	02/20/2025
Purchase of Common Stock	37,153	02/20/2025
Purchase of Common Stock	238,157	02/26/2025
Purchase of Common Stock	93,230	02/27/2025
Purchase of Common Stock	111,776	02/27/2025
Purchase of Common Stock	41,217	02/28/2025
Purchase of Common Stock	66,706	03/03/2025
Purchase of Common Stock	64,032	03/04/2025
Purchase of Common Stock	79,493	03/06/2025
Purchase of Common Stock	69,194	03/07/2025
Purchase of Common Stock	82,224	03/10/2025
Purchase of Common Stock	119,115	03/20/2025
Purchase of Common Stock	69,051	06/02/2025
Purchase of Common Stock	69,051	06/03/2025
I-1

CARRONADE CAPITAL MANAGEMENT, LP

(Through the Managed Account)

Purchase of Common Stock	55,787	12/04/2024
Purchase of Common Stock	28,920	01/03/2025
Purchase of Common Stock	2,369	02/07/2025
Purchase of Common Stock	2,369	02/18/2025
Purchase of Common Stock	2,369	02/20/2025
Purchase of Common Stock	1,847	02/20/2025
Purchase of Common Stock	11,843	02/26/2025
Purchase of Common Stock	4,636	02/27/2025
Purchase of Common Stock	5,558	02/27/2025
Purchase of Common Stock	2,050	02/28/2025
Purchase of Common Stock	3,294	03/03/2025
Purchase of Common Stock	3,162	03/04/2025
Purchase of Common Stock	3,930	03/06/2025
Purchase of Common Stock	3,449	03/07/2025
Purchase of Common Stock	4,063	03/10/2025
Purchase of Common Stock	5,885	03/20/2025
Purchase of Common Stock	35,278	04/01/2025
Purchase of Common Stock	8,840	10/23/2025

MONA ABOELNAGA

Purchase of Common Stock	800	01/06/2025
Purchase of Common Stock	600	04/03/2025

BENJAMIN C. DUSTER, IV

Purchase of Common Stock	1,338.329	01/10/2025

DENNIS A. PRIETO

Purchase of Common Stock	820	12/23/2024
Purchase of Common Stock	650	04/28/2025

CHÉRIE L. SCHAIBLE

Purchase of Common Stock	1,360	01/13/2025

I-2

SCHEDULE II

The following tables are reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on October 21, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The number of our common shares beneficially owned by each individual or group is based upon information in documents filed by such person with the SEC, other publicly available information or information available to us. Percentage ownership in the following tables is based on 51,928,136 shares of our common stock outstanding plus outstanding restricted stock units which grant the holder pass-through voting rights over underlying shares, as applicable, as of September 30, 2025. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of our common stock beneficially owned by that shareholder. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding beneficial ownership of our common stock by each shareholder who is known by the Company to beneficially own 5% or more of such class:

Name	Shares of Common Stock Beneficially Owned[1]	Percent of Outstanding Common Stock Owned[2]
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	5,831,443[3]	11.2%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	5,607,764[4]	10.8%
William P. Foley, II c/o Cannae Holdings, Inc. 1701 Village Center Circle, Las Vegas, Nevada 89134	4,826,713[5]	9.3%
River Road Asset Management 462 South Fourth Street, Suite 2000, Louisville, KY 40202	4,719,243[6]	9.1%
Newtyn Management LLC 60 East 42nd Street, 9th Floor, New York, NY 10165	4,425,000[7]	8.5%
Carronade Capital Management, LP 17 Old Kings Highway, Suite 140, Darien, CT 06820	3,189,027[8]	6.1%

_______________
1.	Based on information that has been publicly filed with the SEC as of September 30, 2025.
2.	Applicable percentages based on shares of our common stock outstanding as of September 30, 2025, plus outstanding restricted stock units which grant the holder pass-through voting rights over underlying shares, as applicable.
3.	According to its Schedule 13G/A, filed with the SEC on September 8, 2025, the Vanguard Group, Inc. has sole voting power with respect to no shares of common stock, shared voting power with respect to 350,855 shares of common stock, sole investment power with respect to 5,415,433 shares of common stock, and shared investment power with respect to 416,010 shares of common stock.

II-1

4.	According to its Schedule 13F, filed with the SEC on August 8, 2025, BlackRock, Inc. has sole voting power with respect to 5,454,788 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 5,607,764 shares of common stock, and shared investment power with respect to no shares of common stock.
5.	Includes 748,299 shares of common stock held by Folco Development Corporation, of which 700,000 are pledged as collateral. Mr. Foley and his spouse are the sole shareholders of Folco Development Corporation. Includes 236,011 shares of common stock owned by the Foley Family Charitable Foundation.
6.	According to its Schedule 13F, filed with the SEC on August 13, 2025, River Road Asset Management, LLC has sole voting power with respect to 4,051,582 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 4,719,243 shares of common stock, and shared investment power with respect to no shares of common stock.
7.	According to its Schedule 13F, filed with the SEC on August 14, 2025, Newtyn Management, LLC has sole voting power with respect to 4,425,000 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 4,425,000 shares of common stock, and shared investment power with respect to no shares of common stock.
8.	According to its Schedule 13D/A, filed with the SEC on September 8, 2025, Carronade Capital Management, LP has sole voting power with respect to no shares of common stock, shared voting power with respect to 3,189,027 shares of common stock, sole investment power with respect to no shares of common stock, and shared investment power with respect to 3,189,027 shares of common stock.

SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

The following table sets forth information regarding beneficial ownership as of September 30, 2025, of our common stock by:

•	Each of our directors and nominees for director;
•	Each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K promulgated by the SEC; and
•	All of our executive officers and directors as a group.

II-2

Name[1]	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock Owned
Douglas K. Ammerman	38,903	*
Ryan R. Caswell[2]	616,846	*
Bryan D. Coy	93,582	*
William P. Foley, II3	4,826,713	9.3%
Michael L. Gravelle	165,094	*
Hugh R. Harris	59,035	*
C. Malcolm Holland[4]	36,915	*
Mark D. Linehan	21,000	*
Frank R. Martire	199,619	*
Richard N. Massey	139,816	*
Erika Meinhardt	136,124	*
Barry B. Moullet	24,935	*
William T. Royan	3,977	*
Peter T. Sadowski[5]	141,256	*
James B. Stallings Jr.	26,461	*
Woodrow Tyler	5,069	*
Frank P. Willey[6]	444,887	*
All current directors and executive officers (16 persons)	6,980,232	13.4%

_______________
*	Represents less than 1% of our common stock.
1.	The business address of such beneficial owner is c/o Cannae Holdings, Inc. 1701 Village Center Circle, Las Vegas, Nevada 89134.
2.	Includes 350,000 restricted stock units held in a “Rabbi Trust” that grants Mr. Caswell pass-through voting rights over the underlying common stock.
3.	Includes 748,299 shares of common stock held by Folco Development Corporation, of which 700,000 are pledged as collateral. Mr. Foley and his spouse are the sole shareholders of Folco Development Corporation. Includes 236,011 shares of common stock owned by the Foley Family Charitable Foundation.
4.	Includes 1,942 shares owned by Holland III Family, L.P, and 8,058 shares owned by an IRA.
5.	Includes 53,640 shares owned by Sadowski Living Trust and 157 shares owned by an IRA.
6.	Includes 421,340 shares owned by Willey Living Trust.
II-3

GOLD UNIVERSAL PROXY CARD

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Carronade Capital your proxy “FOR” the Carronade Nominees and in accordance with Carronade Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed GOLD universal proxy card;
•	DATING the enclosed GOLD universal proxy card; and
•	MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital’s proxy materials, please contact Okapi Partners at the addresses or phone numbers set forth below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 208-8903

E-mail: info@okapipartners.com

GOLD UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 24, 2025

CANNAE HOLDINGS, INC.

2025 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CARRONADE CAPITAL MASTER, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF CANNAE HOLDINGS, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Dan Gropper, Patrick McHugh and Meagan Reda, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Cannae Holdings, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2025 Annual Meeting of Shareholders of the Company scheduled to be held virtually at www.cesonlineservices.com/cnne25_vm on December 12, 2025 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Carronade Capital Master, LP (together with the other participants in its solicitation, “Carronade Capital”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FOUR (4) CARRONADE CAPITAL NOMINEES, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3, “FOR” PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Carronade Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD UNIVERSAL PROXY CARD

☒ Please mark vote as in this example

CARRONADE CAPITAL STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “for” THE FOUR (4) CARRONADE CAPITAL NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE FOUR (4) COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO FOUR (4) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	Election of four (4) Class II directors to the Company’s Board of Directors, each to serve a three-year term ending at the Company’s 2028 Annual Meeting of Shareholders.

CARRONADE CAPITAL NOMINEES	FOR	WITHHOLD
a) Mona Aboelnaga	☐	☐
b) Benjamin C. Duster, IV	☐	☐
c) Dennis A. Prieto	☐	☐
d) Chérie L. Schaible	☐	☐

COMPANY NOMINEES OPPOSED BY CARRONADE CAPITAL	FOR	WITHHOLD
a) Erika Meinhardt	☐	☐
b) Barry B. Moullet	☐	☐
c) James B. Stallings, Jr.	☐	☐
d) Frank P. Willey	☐	☐

CARRONADE CAPITAL RECOMMENDS SHAREHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	Approval, on an advisory (non-binding) basis, of the 2024 compensation paid to the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

CARRONADE CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year.
☐ FOR	☐ AGAINST	☐ ABSTAIN

GOLD UNIVERSAL PROXY CARD

ALTHOUGH WE STRONGLY BELIEVE THE BOARD DECLASSIFICATION SHOULD BE ON AN ACCELERATED BASIS, CARRONADE CAPITAL RECOMMENDS SHAREHOLDERS VOTE “FOR” PROPOSAL 4.

4.	Approval of an amendment to the Company’s Articles of Incorporation to declassify the Company’s Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

CARRONADE CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

5.	If properly presented at the Annual Meeting, to consider and act on a shareholder proposal to engage an investment banker.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.